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--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: September 30, 1998
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name AND Ticker or Trading Symbol
                                                    quiring Statement
   The Bay City Capital Fund I, L.P. ("BCC")        (Month/Day/Year)     Diametrics Medical, Inc.
   c/o Bay City Capital LLC                                              Nasdaq Trading Symbol: DMED
-------------------------------------------------     6/30/98           ------------------------------------------------------------
    (Last)          (First)          (Middle)                           5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        XX 10% Owner         (Month/Day/Year)
   750 Battery Street, Suite 600                    curity Number of    ----               ----
                                                    Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                               XX Reporting Person
  San Francisco, California 94111                                                                              ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
                                                                                                               ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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   Common Stock                                      Approximately 1,076,060             I             BCC would have a 52.5%
                                                                                                       proportional interest in
                                                                                                       the capital account and
                                                                                                       profits of BCC Acquisition
                                                                                                       II LLC ("BBC Acquisition")
                                                                                                       if Bay Investment Group,
                                                                                                       LLC ("BIG") contributes
                                                                                                       $9,047,004 (its maximum
                                                                                                       capital commitment) to
                                                                                                       BCC Acquisition (see
                                                                                                       concurrently filed Form 3
                                                                                                       for BCC Acquisition).  BIG
                                                                                                       has no voting or dispositive
                                                                                                       power with respect to the
                                                                                                       shares owned by BCC
                                                                                                       Acquisition.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (7-97)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Warrant                           (07__/98) (07/_/03)      Common Stock   Approximately  $8.40           I         See comments on
                                                                            $358,686     per share                 page 1 of this
                                                                                                                   Form 3 for BCC
                                                                                                                   with respect to
                                                                                                                   its indirect
                                                                                                                   ownership of
                                                                                                                   common stock.
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Convertible Senior Secured        (07__/98) (07/_/03)      Common Stock   Approximately  $8.40           I         See comments on
Fixed Rate Note                                                             418,763      per share                 page 1 of this
                                                                                                                   Form 3 for BCC
                                                                                                                   with respect to
                                                                                                                   its indirect
                                                                                                                   ownership of
                                                                                                                   common stock.
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Explanation of Responses:

THIS FILING SHALL NOT BE DEEMED AN ADMISSION THAT THE BAY CITY CAPITAL FUND I, L.P. PRESENTLY IS, FOR PUPORSES OF SECTION 16 OF
THE ACT OR OTHERWISE, THE BENEFICIAL OWNER OF ANY EQUITY SECURITIES COVERED BY THIS STATEMENT.

                                                                                /s/ John D. Diekman               July 9, 1998
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal     **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (7-97)
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